UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29950 / February 22, 2012

_____

In the Matter of   :
                                                                                          :
Continental Assurance Company Separate Account B   :
333 South Wabash Avenue   :
Chicago, IL 60604   :
                                                                                          :
(811-01402)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
(ACT) DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Continental Assurance Company Separate Account B filed an application on November
4, 2011 and an amendment on December 29, 2011, requesting an order under section 8(f)
of the Act declaring that it has ceased to be an investment company.

On January 27, 2012 a notice of filing of the application was issued (Investment
Company Act Release No. 29938. The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                                                    Kevin M. O'Neill
                                                                    Deputy Secretary